UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

NUCRYST PHARMACEUTICALS CORP.

(Name of Issuer)

NUCRYST Pharmaceuticals Corp.

The Westaim Corporation

1499642 Alberta Ltd.

(Name of Persons Filing Statement)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

67035Q100

(CUSIP Number of Class of Securities)

NUCRYST Pharmaceuticals Corp. 101 College Road East Princeton, New Jersey 08540
Tel. No.: (609) 228-8210

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

copies to:

Carol L. Amelio Vice President, General Counsel and Corporate Secretary NUCRYST Pharmaceuticals Corp. 10102-114 Street Fort Saskatchewan, Alberta Canada T8L 3W4 (780) 992-5626	Jeffrey Sarfin Chief Financial Officer The Westaim Corporation 212 King Street West, Suite 201 Toronto, ON M5H 1K5 (416) 203-2253	H. John Michel, Jr. Matthew M. McDonald Drinker Biddle & Reath LLP One Logan Square, 18th & Cherry Streets Philadelphia, PA 19103 (215) 988-1192

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF REGISTRATION FEE

Transaction Valuation	Amount of Filing Fee
$ 32,162,062	$1,794.64

Calculated solely for purposes of determining the filing fee in accordance with Rule 0-11(b). The transaction valuation includes the payment of $1.77 cash per share for 4,633,665 shares of common stock of the subject company and assumes the payment of $1.75 cash per share, the average of the high and low prices quoted on NASDAQ on November 25, 2009, for 13,691,700 shares of common stock of the subject company.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $

Form or Registration No.:

Filing Party:

Date Filed:

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3 (this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by NUCRYST Pharmaceuticals Corp. (“NUCRYST”) and The Westaim Corporation (“Westaim”), which are referred to collectively as the “filing persons.”

This Transaction Statement relates to the Amalgamation Agreement (the “Amalgamation Agreement”), dated as of November 10, 2009, between NUCRYST and 1499642 Alberta Ltd. (“1499642”). Pursuant to the Amalgamation Agreement, subject to shareholder approval and satisfaction or waiver of the other conditions specified in the Amalgamation Agreement, on the closing date of the transaction NUCRYST will be amalgamated with 1499642 upon the terms and subject to the conditions set forth in the Amalgamation Agreement, to form Amalco, the corporation continuing from the Amalgamation of NUCRYST and 1499642 (“Amalco”) and Amalco will continue as the surviving company and will succeed to and assume all the rights and obligations of NUCRYST (the “Amalgamation”).

Further, pursuant to the Amalgamation Agreement, each issued and outstanding NUCRYST share, other than those held by shareholders that exercise their right to dissent in accordance with Section 191 of the Business Corporations Act (Alberta) (the “Dissenting Shareholders”) or held by Westaim, will be converted into one series 1 preferred share in the capital of Amalco which will be redeemed for cash consideration of U.S.$1.77 upon completion of the Amalgamation. Each issued and outstanding NUCRYST share held by each Dissenting Shareholder will be cancelled and each Dissenting Shareholder will become entitled to be paid the fair value of such common shares in accordance with the Business Corporations Act (Alberta). Each issued and outstanding NUCRYST share held by Westaim will be converted into one common share of Amalco.

As a foreign private issuer, NUCRYST is exempt from Sections 14(a) and 14(c) of the Securities Exchange Act of 1934, as amended. Attached as Exhibit (a)(1) to this Transaction Statement is a Notice of Special Meeting and Information Circular (the “Information Circular”) to be disseminated to shareholders of NUCRYST. A copy of the Amalgamation Agreement is attached as Appendix B to the Information Circular and is attached as Exhibit (d)(4) to this Transaction Statement.

Concurrently with the filing of this Transaction Statement, the Information Circular relating to the special meeting of the shareholders of NUCRYST, together with a supplement thereto, is being filed with the SEC. At the NUCRYST special meeting, shareholders of NUCRYST will be asked to consider and vote upon (i) a proposal to approve a sale of substantially all of the assets of NUCRYST to affiliates of Smith & Nephew plc and (ii) a proposal to approve and adopt the Amalgamation Agreement and approve the Amalgamation.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Circular of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Information Circular, including all supplements and appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Information Circular and the appendices thereto. All information contained in this Transaction Statement concerning any of the filing persons has been provided by such filing person and none of the filing persons takes responsibility for the accuracy of any information not supplied by such filing person.

Item 1. Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the Information Circular under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

Item 1002 of Regulation M-A:

(a)	Name and Address.

The name and address of the subject company is NUCRYST Pharmaceuticals Corp. (“NUCRYST”). Its principal executive office is located at 101 College Road East, Princeton, New Jersey 08540. The Company’s telephone number is (609) 228-8210. The Company maintains a manufacturing facility at 10102-114 Street, Fort Saskatchewan, Alberta T8L 3W4, Canada.

(b)	Securities. The subject class of equity securities to which this Transaction Statement relates is the Company’s common shares, no par value, of which 18,325,365 shares were outstanding as of November 25, 2009.

(c)-(d)	Trading Market and Price; Dividends. The information set forth in the Information Circular under the captions “Price Range and Trading Volume of NUCRYST Shares” and “Dividend Record” is incorporated here by reference.

(e)	Prior Public Offerings. NUCRYST has not made an underwritten public offering during the three years preceding the date of this Transaction Statement.

(f)	Prior Stock Purchases. The information set forth in the Information Circular under the caption “Previous Purchases and Sales” is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons.

Item 1003 of Regulation M-A:

(a)-(c)	Name and address; Business and background of entities; Business and background of natural persons. Westaim is an affiliate of NUCRYST because Westaim owns 75% of NUCRYST’s outstanding common shares. 1499642 is a wholly owned subsidiary of Westaim, formed for purposes of the Amalgamation. NUCRYST is the subject company.

NUCRYST, a corporation formed under the laws of Alberta, Canada with headquarters in Princeton, New Jersey, develops, manufactures and commercializes medical products that fight infection and inflammation using SILCRYST(TM), its patented atomically disordered nanocrystalline silver technology. NUCRYST licensed world-wide rights for SILCRYST(TM) wound care coating products to Smith & Nephew plc, which markets these products in over 30 countries under their Acticoat(TM) trademark. NUCRYST has developed its proprietary nanocrystalline silver in a powder form, referred to as NPI 32101, for use in medical devices and as an active pharmaceutical ingredient.

Neil Carragher, Barry Heck, David C. McDowell, and Carol L. Amelio are citizens of Canada. Richard Zahn and David B. Holtz are citizens of the United States.

Ian W. Delaney, J. Cameron MacDonald, Daniel P. Owen, Peter H. Puccetti, Bruce V. Walter, John Gildner and Jeffrey Sarfin are citizens of Canada.

The information set forth in the Information Circular under the following captions is incorporated herein by reference:

“Information Concerning Westaim”

“Identity and Background Information – Directors and Officers of NUCRYST”

“Identity and Background Information – Directors and Officers of Westaim”

“Ownership of Securities of the Corporation”

Item 4. Terms of the Transaction.

Item 1004 of Regulation M-A:

(a)-(b)	Material Terms. The information set forth in the Information Circular under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background to the Amalgamation”

“Special Factors – Benefits and Disadvantages of the Amalgamation

“Special Factors – Tax Considerations”

“Certain United States Federal Income Tax Considerations”

“Fairness Opinion and Valuation”

“Information Regarding the Amalgamation – Terms of the Amalgamation”

“Information Regarding the Amalgamation – Treatment of Outstanding Options and Restricted Stock Units”

“Information Regarding the Amalgamation – Approval Requirement for Amalgamation Resolution”

“Information Regarding the Amalgamation – Redemption Procedure”

“Effect of the Amalgamation on Markets and Listings”

(c)	Different Terms. The information set forth in the Information Circular under the following captions is incorporated herein by reference:

“Information Regarding the Amalgamation – Terms of the Amalgamation”

“Special Factors – Benefits and Disadvantages of the Amalgamation”

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(d)	Appraisal Rights. The information set forth in the Information Circular under the following captions is incorporated herein by reference:

“Right to Dissent”

“Appendix D: Summary of Procedure to Exercise Dissent Rights”

(e)	Provisions For Unaffiliated Security Holders. The information set forth in the Information Circular under the caption “Right to Dissent” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A:

(a)	Transactions. The information set forth in the Information Circular under the following captions is incorporated herein by reference:

“Special Factors – Background to the Amalgamation”

“Fairness of the Proposed Transaction – Prior Offers”

“Interest of Persons in the Matters to be Acted Upon at the Meeting”

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Information Circular under the following captions is incorporated herein by reference:

“Special Factors – Background to the Asset Sale Transaction”

“Special Factors – Background to the Amalgamation”

“Special Factors – Prior Offers”

“Interest of Persons in the Matters to be Acted Upon at the Meeting”

Prior contacts regarding election of NUCRYST directors. In January 2009, Westaim identified Mr. Drew Fitch to NUCRYST for consideration as a candidate for appointment to the NUCRYST board of directors. At the time, Mr. Fitch was the President, Chief Executive Officer, and a director of Westaim. On January 15, 2009, the NUCRYST board of directors increased the size of the NUCRYST board from six directors to seven and appointed Mr. Fitch to the newly created seat, effective January 16, 2009. In April 2009, following a decision by the NUCRYST board of directors to reduce the size of the NUCRYST board of directors from seven members to three members effective immediately after NUCRYST’s annual shareholders meeting in May 2009, Mr. Fitch volunteered not to stand for re-election to the NUCRYST Board in May 2009.

(e)	Agreements Involving the Subject Company’s Securities.

The Keep Well Agreement, which is filed as Exhibit (d)(2) hereto, requires Westaim to refrain from taking action including, without limitation, any action to cause NUCRYST to declare dividends, return capital, transfer property or assume liabilities after closing of NUCRYST’s sale of substantially all of its assets to affiliates of Smith & Nephew plc (the “Asset Sale Transaction”), if such action would result in NUCRYST breaching its covenant to maintain the Net Worth set forth in section 8.13 of the Asset Purchase Agreement.

In connection with NUCRYST’s initial public offering in 2005, Westaim and NUCRYST entered into a Registration Rights Agreement requiring NUCRYST to register the resale of its common shares held by Westaim. The information set forth in NUCRYST’s amended Form F-1 filed on December 21, 2005 under the caption “Description of Share Capital – Registration Rights” and the form of Registration Rights Agreement filed as Exhibit 10.3 to NUCRYST’s amended Form F-1 filed on December 19, 2005 are incorporated herein by reference.

The information set forth in the Information Circular under the caption “Information Regarding the Asset Sale Transaction – Approval Requirement for Asset Sale Resolution,” the Support Agreement filed as Exhibit (d)(1) hereto, the Keep Well Agreement filed as Exhibit (d)(2) hereto, and the Asset Purchase Agreement filed as Exhibit (d)(3) hereto, are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 1006 of Regulation M-A:

(b)-(c)	Use of Securities Acquired; Plans.

NUCRYST intends to terminate registration of its common shares and to suspend its reporting obligations, under Sections 12 and 15(d), respectively, of the Securities Exchange Act of 1934 in connection with the Amalgamation.

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The information set forth in the Information Circular under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors – Background to the Asset Sale Transaction”

“Special Factors – Background to the Amalgamation”

“Information Regarding the Asset Sale Transaction – Summary of the Purchase Agreement”

“Information Regarding the Amalgamation – Terms of the Amalgamation”

“Effect Of The Amalgamation On Markets And Listings”

Item 7. Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A:

(a)-(c)	Purposes; Alternatives; Reasons. The information set forth in the Information Circular under the following captions is incorporated herein by reference:

“Special Factors – Background to the Amalgamation”

“Summary Term Sheet – Summary of the Amalgamation”

“Special Factors – Benefits and Disadvantages of the Amalgamation”

“Summary Term Sheet – Prior Offers”

“Special Factors – Tax Considerations”

“Effect Of The Amalgamation On Markets And Listings”

(d)	Effects. The information set forth in the Information Circular under the following captions is incorporated herein by reference:

“Information Regarding the Amalgamation – Terms of the Amalgamation”

“Special Factors – Benefits and Disadvantages of the Amalgamation”

“Effect Of The Amalgamation On Markets And Listings”

“Information Regarding the Amalgamation – Treatment of Outstanding Options and Restricted Stock Units”

“Right to Dissent”

“Interest of Persons in the Matters to be Acted Upon at the Meeting”

“Certain United States Federal Income Tax Considerations”

The information set forth in the Supplement to Information Circular filed as Exhibit (a)(5) of this Schedule 13E-3 under the caption “Interest of Persons in the Matters to be Acted Upon at the Meeting” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

Item 1014 of Regulation M-A:

(a)-(b)	Fairness; Factors Considered in Determining Fairness.

The Board of Directors retained KPMG to conduct a Valuation of NUCRYST in order to ensure that the cash consideration being paid to minority shareholders pursuant to the Amalgamation Agreement was fair. The Board of Directors chose KPMG to conduct the Valuation because of KPMG’s credentials and qualifications and because KPMG was independent from NUCRYST for purposes of the Valuation. KPMG delivered the Fairness Opinion and Valuation, which is set forth as Appendix C to the Information Circular and is incorporated herein by reference. Additionally, the information set forth in the Information Circular under the following captions is incorporated herein by reference:

“Special Factors – Fairness of the Proposed Transactions – Factors Considered in Determining Fairness”

“Special Factors – Benefits and Disadvantages of the Amalgamation”

“Special Factors – Unaffiliated Representative”

“Fairness Opinion and Valuation”

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(c)	Approval of Security Holders. The information set forth in the Information Circular under the following captions is incorporated herein by reference:

“Special Factors – Approval of Shareholders – Amalgamation Resolution”

“Information Regarding the Amalgamation – Approval Requirement for Amalgamation Resolution”

(d)-(e)	Unaffiliated Representative; Approval of Directors. The information set forth in the Information Circular under the following captions is incorporated herein by reference:

“Special Factors – Unaffiliated Representative”

“Fairness Opinion and Valuation”

“Information Regarding the Amalgamation – Recommendation by the Board of Directors”

(f)	Other Offers. The information set forth in the Information Circular under the following captions is incorporated herein by reference:

“Special Factors – Background to the Asset Sale Transaction”

“Special Factors – Background to the Amalgamation”

“Special Factors – Prior Offers”

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

Item 1015 of Regulation M-A:

(a)-(c)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Information Circular under the following captions is incorporated herein by reference:

“Fairness Opinion and Valuation”

“Appendix C: Fairness Opinion and Valuation”

Item 10. Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A:

(a)-(d)	Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Information Circular under the following caption is incorporated herein by reference:

“Information Regarding the Amalgamation – Terms of the Amalgamation”

“Expenses Related to Amalgamation Transaction”

Item 11. Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A:

(a)	Securities Ownership.

The information reflected in the Information Circular under the caption “Ownership of Securities of the Corporation” is required by Canadian law to be presented without including shares the person has a right to acquire within 60 days pursuant to Rule 13d-3. Aggregated information is provided below to include the shares listed in the Information Circular under the caption “Interest of Persons in the Matters to be Acted Upon at the Meeting” and “Ownership of Securities of the Corporation” together with all shares each person has the right to acquire within 60 days pursuant to Rule 13d-3.

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Individual or Entity	NUCRYST Shares		% Ownership of Outstanding Securities
Westaim 212 King Street West, Suite 201 Toronto, ON M5H 1K5 Tel: (416) 203-2253	13,691,700		74.7%

1499642 Alberta Ltd. 212 King Street West, Suite 201 Toronto, ON M5H 1K5 Tel: (416) 203-2253	Nil		N/A

iFire Technology Ltd. Fifth Avenue Place, 12th Floor 425 – 1 Street SW Calgary, Alberta T2P 3L8 Tel: (416) 203-2253

Neil Carragher, Chairman of the Board and Director of the Corporation 170 Heath Street West Toronto, ON M4V 3B8 Tel: (416) 482-9677	38,500	(1)	<1%

Richard Zahn, Director of the Corporation #601, 10040 East Happy Valley Road Scottsdale, AZ 85255 Tel: (480) 588-7772	45,000	(1)	<1%

Barry Heck, Director of the Corporation 6906 Leaside Drive Calgary, AB T3E 6H5 Tel: (403) 651-6989	32,900	(1)	<1%

David B. Holtz, Interim President, CEO and CFO of the Corporation 101 College Road East Princeton, NJ 08540 Tel: (609) 228-8210	354,300	(1)	1.9%

David C. McDowell, VP Operations of the Corporation 10102 – 114 Street Fort Saskatchewan, AB T8L 3W4 Tel: (780) 992-5500	248,911	(1)	1.4%

Carol L. Amelio, VP, General Counsel & Corporate Secretary of the Corporation 10102 – 114 Street Fort Saskatchewan, AB T8L 3W4 Tel: (780) 992-5500	175,000	(1)	<1%

Ian W. Delaney, Chairman of the Board and Director of Westaim 1133 Yonge Street Toronto, Ontario M4T 2Y7 Tel: (416) 924-4551	Nil		N/A

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Individual or Entity	NUCRYST Shares	% Ownership of Outstanding Securities
J. Cameron MacDonald, President, CEO and Director of Westaim and President, CEO and Director of iFire 212 King Street West, Suite 201 Toronto, ON M5H 1K5 Tel: (416) 203-2253	Nil	N/A

Daniel P. Owen, Director of Westaim Molin Holdings Limited 71 Roxborough Street West Toronto, Ontario, M5R 1T9 Tel: (416) 961-4300	Nil	N/A

Peter H. Puccetti, Director of Westaim 212 King Street West, Suite 201 Toronto, ON M5H 1K5 Tel: (416) 203-2253	Nil	N/A

Bruce V. Walter, Director of Westaim 9 Ridgefield Road Toronto, Ontario, M4N 3H7 Tel: (416) 935-2483	Nil	N/A

John Gildner, Director of Westaim 131 Veronica Drive Mississauga, Ontario, L5G 2B1 Tel: (905) 278-4568	Nil	N/A

Jeffrey Sarfin, CFO of Westaim and CFO and Director of iFire 212 King Street West, Suite 201 Toronto, ON M5H 1K5 Tel: (416) 203-2253	Nil	N/A

(1)	Includes: (a) Restricted Stock Units (“RSUs”) that will vest and Options to purchase Common Shares that are exercisable within 60 days of November 30, 2009; and (b) Options and RSUs the vesting of which will be accelerated as part of the Amalgamation as follows: Mr. Carragher – 24,000 Options and 1,500 RSUs; Mr. Zahn – 26,000 Options and 4,500 RSUs; Mr. Heck – 12,000 Options and 4,500 RSUs; Mr. Holtz – 340,000 Options; Mr. McDowell – 243,910 Options and 1,667 RSUs; Ms. Amelio – 170,000 Options and 1,667 RSUs.

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(b)	Securities Transactions.

The Corporation, Westaim, iFire Group Ltd., a majority-owned subsidiary of Westaim, 1499642, and the directors and officers of NUCRYST, Westaim and 1499642 made no transactions in NUCRYST common shares during the past 60 days.

Item 12. The Solicitation or Recommendation.

Item 1012 of Regulation M-A:

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Information Circular under the caption “Ownership of Securities of the Corporation” is incorporated herein by reference.

The Board of Directors of NUCRYST and Westaim intend to vote shares owned by them in favor of the Amalgamation Resolution for the reasons set forth in the section of the Information Circular captioned “Special Factors – Factors Considered in Determining Fairness,” which is incorporated herein by reference. David B. Holtz, Carol L. Amelio and David C. McDowell intend to vote shares owned by them in favor of the Amalgamation because they believe that the Amalgamation is in the best interests of NUCRYST and its shareholders.

(e)	Recommendation of Others. While NUCRYST’s executive officers had a limited role in setting the terms of the Amalgamation and negotiating with Westaim, David B. Holtz, Carol L. Amelio and David C. McDowell have not made a public recommendation either in support of or opposed to the Amalgamation. The information set forth in the Information Circular under the following captions is incorporated herein by reference:

“Special Factors – Factors Considered in Determining Fairness”

“Information Regarding the Amalgamation – Recommendation of the Board of Directors”

Item 13. Financial Statements.

Item 1010 of Regulation M-A:

(a)	Financial Information. The information set forth in the Information Circular under the following captions is incorporated herein by reference: “Financial Statements” and “Additional Information.” The information set forth in the Supplement to Information Circular filed as Exhibit (a)(5) of this Schedule 13E-3 under the caption “Financial Statements” is incorporated herein by reference.

The information contained in the Consolidated Financial Statements included in NUCRYST’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed on March 4, 2008, and NUCRYST’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on February 19, 2009. NUCRYST’s unaudited financial statements for 2009 year to date are incorporated herein by reference to the Corporation’s Quarterly Report on Form 10-Q for the period ending September 30, 2009, filed on November 16, 2009.

(b)	Pro forma Information. Not applicable.

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Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A:

(a)	Solicitations or Recommendations;. KPMG was retained by the NUCRYST Board of Directors to provide a Valuation with respect to the Amalgamation, as described in the sections captioned as follows, which are incorporated herein by reference:

“Fairness Opinion and Valuation”

“Appendix C: Fairness Opinion and Valuation”

“Expenses Related to Amalgamation Transaction”

Other than KPMG, no person has been employed, retained or compensated to make solicitations or recommendations in connection with the transaction.

(b)	Employees and Corporate Assets. The information set forth in the Information Circular under the caption “Information Regarding the Amalgamation – Terms of the Amalgamation” is incorporated herein by reference.

Item 15. Additional Information.

Item 1011(b) of Regulation M-A:

(b)	Other Material Information. The entirety of the Information Circular, including all annexes, appendices and supplements thereto, is incorporated herein by reference.

Item 16. Exhibits.

(a)(1)	Information Circular for the special meeting of NUCRYST shareholders

(a)(2)	Letter of Transmittal

(a)(3)	Form of NUCRYST Proxy Card

(a)(4)	Special Resolutions (included as Appendix A to the Information Circular included in Exhibit (a)(1) of this Schedule 13E-3)

(a)(5)	Supplement to Information Circular

(c)(1)	Fairness Opinion and Valuation (included as Appendix C to the Information Circular included in Exhibit (a)(1) of this Schedule 13E-3)

(d)(1)	Support Agreement dated November 10, 2009 between Westaim, Smith & Nephew Inc. and Smith & Nephew Overseas (Limited)

(d)(2)	Keep Well Agreement dated November 10, 2009 between Westaim, Smith & Nephew Inc., and T.J. Smith & Nephew Limited

(d)(3)	Asset Purchase Agreement dated November 10, 2009 between and among NUCRYST, NUCRYST Pharmaceuticals Inc., Smith & Nephew Inc. and Smith & Nephew (Overseas) Limited.

(d)(4)	Amalgamation Agreement dated as of November 10, 2009, between NUCRYST and 1499642 Alberta Ltd. is (included as Appendix B to the Information Circular included in Exhibit (a)(1) of this Schedule 13E-3)

(f)(1)	Dissenters’ rights of appraisal are described under the caption “Right to Dissent” and the Summary of Procedures to Exercise Dissent Rights is included as Appendix D, each in the Information Circular included in Exhibit (a)(1) of this Schedule 13E-3)

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2009

NUCRYST Pharmaceuticals Corp.

By:	/s/ David B. Holtz
Name:	David B. Holtz
Title:	Interim Chief Executive Officer and Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2009

The Westaim Corporation

By:	/s/ Jeffrey Sarfin
Name:	Jeffrey Sarfin
Title:	CFO

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2009

1499642 Alberta Ltd.

By:	/s/ Cameron MacDonald
Name:	Cameron MacDonald
Title:	Secretary-Treasurer